UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 1-9059

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Barrick Mining Corporation
(Registrant’s name)

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Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1 Canada
(800) 720-7415

310 South Main Street
Suite 1150
Salt Lake City, Utah 84101
(801) 990-3745

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.
Exhibit 99.2 and Exhibit 99.3 to this report on Form 6-K are hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-287021).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026	BARRICK MINING CORPORATION

	By:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice President, Corporate Secretary & Associate General Counsel

EXHIBIT INDEX

Exhibits	Description
99.1	2025 Q4 and Year-End Report Press Release dated February 5, 2026
99.2	Barrick Mining Corporation Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto as at and for the years ended December 31, 2025 and December 31, 2024 and Management’s Discussion and Analysis for the same periods.
99.3	Consent of PricewaterhouseCoopers LLP
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document